NEWS

Sequans Communications Announces
Second Quarter 2019 Financial Results

PARIS - July 30, 2019 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the second quarter ended June 30, 2019.

Second Quarter Highlights:
Revenue: Revenue was $8.1 million, an increase of 15.1% compared to the first quarter of 2019, primarily due to higher product revenue in broadband and IoT, partially offset by a decrease in other revenue. Q2 revenue represented a decrease of 36.0% compared to the second quarter of 2018, reflecting primarily the decline in the emerging broadband revenue discussed previously.

Gross margin: Gross margin was 40.1% compared to 41.0% in the first quarter of 2019, due to a decrease in other revenue and a higher proportion of modules in the product mix and compared to 39.4% in the second quarter of 2018.

Operating loss: Operating loss was $6.6 million compared to an operating loss of $7.4 million in the first quarter of 2019 and an operating loss of $7.0 million in the second quarter of 2018.

Net loss: Net loss was $8.9 million, or ($0.09) per diluted share/ADS, compared to a net loss of $9.0 million, or ($0.10) per diluted share/ADS, in the first quarter of 2019 and a net loss of $8.1 million, or ($0.09) per diluted share/ADS, in the second quarter of 2018.

Non-IFRS Net loss: Excluding the non-cash stock-based compensation, the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $7.6 million, or ($0.08) per diluted share/ADS, compared to a non-IFRS net loss of $7.8 million, or ($0.08) per diluted share/ADS in the first quarter of 2019, and a non-IFRS net loss of $6.8 million, or ($0.07) per diluted share/ADS, in the second quarter of 2018.

Cash: Cash and cash equivalents at June 30, 2019 totaled $5.9 million compared to $7.6 million at March 31, 2019. The Company expects to collect the 2018 French research credit and some grant proceeds totaling approximately $3 million in September. To provide additional financial flexibility, Sequans has secured an offer from a major shareholder to provide additional financing of up to $15 million in debt and/or equity should the Company need such financing between now and February 1, 2020.

“The IoT business showed strong sequential growth in Q2, with the Cat 1 business growing and Cat M/NB momentum accelerating as expected,” said Georges Karam, Sequans CEO. “Total product revenue grew 49% sequentially, with the ongoing improvement in the broadband business also contributing to the increase. Our pipeline of projects from vertical customers continues to expand and, although revenue recognition tends to be lumpy, we expect this business to grow, particularly in the satellite space. We continue to expect IoT revenue to accelerate sequentially during the second half, along with gradual improvement from the broadband business.

“On the strategic front, we believe that we are well-positioned to supply LTE for IoT connectivity that will significantly enhance the offerings of a number of mass-market technology providers and continue to be engaged in a number of ongoing and new discussions. In particular, the deal we have referred to previously as being the most advanced is under discussions regarding potentially expanding its scope,” added Dr. Karam.

Sequans reports second quarter 2019 financial results

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2019	%*	Q1 2019	%*	Q2 2018	%*
Revenue	$8.1		$7.0		$12.7
Gross profit	3.3	40.1%	2.9	41.0%	5.0	39.4%
Operating loss	(6.6)	(81.3)%	(7.4)	(105.2)%	(7.0)	(55.0)%
Net loss	(8.9)	(109.7)%	(9.0)	(128.4)%	(8.1)	(63.9)%
Diluted EPS	($0.09)		($0.10)		($0.09)
Weighted average number of diluted shares/ADS	94,970,749		94,788,726		94,459,289
Cash flow from (used in) operations	(5.7)		(4.6)		(8.0)
Cash, cash equivalents and short-term deposit at quarter-end	5.9		7.6		7.0
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.4		0.5		0.5
- Non-cash interest on convertible debt and other financing	1.0		0.9		0.7
- Non-cash impact of convertible debt amendment	—		—
- Non-cash impact of deferred tax income (loss)	(0.2)		(0.1)		—
Non-IFRS diluted EPS (excludes non-cash stock-based compensation, impact of convertible debt amendments, effective interest adjustments related to the convertible and other debt and embedded derivative, impact of revaluation of interest-free government loan) and related deferred tax benefit (expense)	($0.08)		($0.08)		($0.07)
* Percentage of revenue

Q3 2019 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2019 to continue the trend of sequential improvement and also expects that this trend will continue through the balance of the year.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the preliminary financial results for the second quarter of 2019 today, July 30, 2019 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or 612-3320806) if outside the U.S. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 30, 2019 by dialing toll free 800-475-6701 or 320-365-3844 from outside the U.S., using the following access code: 469454.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for IoT and Broadband sales, the potential for new strategic transactions and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Sequans reports second quarter 2019 financial results

Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, (xi) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, and (xii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2019	March 31, 2019	June 30, 2018

Revenue :
Product revenue	$6,966	$4,681	$9,921
Other revenue	1,136	2,357	2,737
Total revenue	8,102	7,038	12,658
Cost of revenue
Cost of product revenue	4,368	3,575	7,127
Cost of other revenue	482	574	549
Total cost of revenue	4,850	4,149	7,676
Gross profit	3,252	2,889	4,982
Operating expenses :
Research and development	5,773	6,157	7,152
Sales and marketing	2,026	2,221	2,518
General and administrative	2,038	1,913	2,276

Total operating expenses	9,837	10,291	11,946
Operating loss	(6,585)	(7,402)	(6,964)
Financial income (expense):
Interest income (expense), net	(2,214)	(1,976)	(1,240)
Foreign exchange gain (loss)	(303)	322	188
Loss before income taxes	(9,102)	(9,056)	(8,016)
Income tax expense (benefit)	(213)	(17)	74
Loss	$(8,889)	$(9,039)	$(8,090)
Attributable to :
Shareholders of the parent	(8,889)	(9,039)	(8,090)
Minority interests	—	—	—
Basic loss per share	($0.09)	($0.10)	($0.09)
Diluted loss per share	($0.09)	($0.10)	($0.09)
Weighted average number of shares used for computing:
— Basic	94,970,749	94,788,726	94,459,289
— Diluted	94,970,749	94,788,726	94,459,289

Sequans reports second quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2019	2018

Revenue :
Product revenue	$11,647	$17,556
Other revenue	3,493	6,336
Total revenue	15,140	23,892
Cost of revenue
Cost of product revenue	7,943	12,988
Cost of other revenue	1,056	1,238
Total cost of revenue	8,999	14,226
Gross profit	6,141	9,666
Operating expenses :
Research and development	11,930	14,671
Sales and marketing	4,247	5,003
General and administrative	3,951	4,247

Total operating expenses	20,128	23,921
Operating loss	(13,987)	(14,255)
Financial income (expense):
Interest income (expense), net	(4,190)	(2,467)
Foreign exchange gain (loss)	19	(24)
Loss before income taxes	(18,158)	(16,746)
Income tax expense (benefit)	(230)	93
Loss	$(17,928)	$(16,839)
Attributable to :
Shareholders of the parent	(17,928)	(16,839)
Minority interests	—
Basic loss per share	($0.19)	($0.18)
Diluted loss per share	($0.19)	($0.18)
Weighted average number of shares used for computing:
— Basic	94,879,648	92,954,235
— Diluted	94,879,648	92,954,235

Sequans reports second quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2019	2018 (1)

ASSETS
Non-current assets
Property, plant and equipment	$8,717	$6,271
Intangible assets	15,640	12,409
Deposits and other receivables	391	394
Other non-current financial assets	334	337
Total non-current assets	25,082	19,411
Current assets
Inventories	6,881	8,243
Trade receivables	12,467	13,177
Contract assets	2,297	2,707
Prepaid expenses and other receivables	4,144	3,237
Recoverable value added tax	418	565
Research tax credit receivable	4,736	3,148
Cash and cash equivalents	5,854	12,086
Total current assets	36,797	43,163
Total assets	$61,879	$62,574

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 95,056,279 shares authorized, issued and outstanding at June 30, 2019 (94,732,539 shares at December 31, 2018)	$2,384	$2,384
Share premium	233,739	225,470
Other capital reserves	41,397	39,768
Accumulated deficit	(289,965)	(272,036)
Other components of equity	(610)	(605)
Total equity	(13,055)	(5,019)
Non-current liabilities
Government grant advances and loans	6,796	5,674
Venture Debt	9,498	11,811
Convertible debt and accrued interest	17,747	19,723
Lease liabilities	4,112	—
Provisions	1,804	1,689
Deferred tax liabilities	725	691
Deferred revenue	566	808
Total non-current liabilities	41,248	40,396
Current liabilities
Trade payables	7,417	9,412
Interest-bearing receivables financing	7,339	10,295
Venture Debt	3,348	823
Convertible debt and accrued interest	6,526	—
Lease liabilities	2,131	—
Government grant advances and loans	835	688
Other current liabilities	5,121	4,654
Deferred revenue	774	973
Provisions	195	352
Total current liabilities	33,686	27,197
Total equity and liabilities	$61,879	$62,574
(1) Updated from the 2018 earnings release provided on February 19, 2019.  See Sequans’ Form 20-F filed on May 1, 2019

Sequans reports second quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2019	2018
Operating activities
Loss before income taxes	$(18,158)	$(16.746)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,074	1,550
Amortization and impairment of intangible assets	2,252	1,581
Share-based payment expense	917	1,058
Increase (decrease) in provisions	(61)	23
Financial expense (income)	4,190	2,467
Foreign exchange loss (gain)	(188)	(126)
Loss (Gain) on disposal of property, plant and equipment	(32)	—
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	769	(49)
Decrease (Increase) in inventories	1,362	(279)
Increase in research tax credit receivable	(1,313)	(1,739)
Decrease in trade payables and other liabilities	(1,442)	(1,001)
Decrease in deferred revenue	(441)	(46)
Decrease in government grant advances	(163)	(613)
Income tax paid	(130)	(59)
Net cash flow used in operating activities	(10,364)	(13,979)
Investing activities
Purchase of intangible assets and property, plant and equipment	(822)	(2,137)
Capitalized development expenditures	(2,187)	(1,324)
Sale (purchase) of financial assets	6	21
Interest received	5	64
Net cash flow used in investments activities	(2,998)	(3,376)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	30
Public equity offering proceeds, net of transaction costs paid	—	20,840
Proceeds from issuing of warrants, net of transaction costs paid	8,269	—
Proceeds (Repayment of) from interest-bearing receivables financing	(2,956)	779
Proceeds from interest-bearing research project financing	1,126	—
Proceeds from convertible debt, net of transaction costs	2,984	—
Payment of lease liabilities	(923)	—
Repayment of government loans	(113)	(235)
Interest paid	(1,257)	(330)
Net cash flows from financing activities	7,130	21,084
Net increase (decrease) in cash and cash equivalents	(6,232)	3.729
Net foreign exchange difference	—	(2)
Cash and cash equivalent at January 1	12,086	2,948
Cash and cash equivalents at end of the period	$5,854	$6,675

Sequans reports second quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2019	March 31, 2019	June 30, 2018
Net IFRS loss as reported	$(8,889)	$(9,039)	$(8,090)
Add back
Stock-based compensation expense according to IFRS 2 (1)	429	488	526
Non-cash interest on convertible debt and other financing (2)	1,041	872	745
Non-cash impact of deferred tax income (loss)	(166)	(76)	—
	$(7,585)	$(7,755)	$(6,819)
IFRS basic loss per share as reported	($0.09)	($0.10)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01	$0.01
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	$0.00
Non-IFRS basic loss per share	($0.08)	($0.08)	($0.07)
IFRS diluted loss per share	($0.09)	($0.10)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01	$0.01
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	$0.00
Non-IFRS diluted loss per share	($0.08)	($0.08)	($0.07)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$3	$2	$3
Research and development	121	140	127
Sales and marketing	60	68	73
General and administrative	245	278	323
(2) Related to the difference between contractual and effective interest rates

Sequans reports second quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2019	2018
Net IFRS loss as reported	$(17,928)	$(16,839)
Add back
Stock-based compensation expense according to IFRS 2 (1)	917	1,058
Non-cash interest on Convertible debt and other financing (2)	1,913	1,416
Non-cash impact of deferred tax income (loss)	(242)	—
		$(15,340)	$(14,365)
IFRS basic loss per share as reported	($0.19)	($0.18)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.02	$0.02
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Non-IFRS basic loss per share		($0.16)	($0.15)
IFRS diluted loss per share	($0.19)	($0.18)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.02	$0.02
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Non-IFRS diluted loss per share		($0.16)	($0.15)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$5	$6
Research and development	261	266
Sales and marketing	128	153
General and administrative	523	633

(2) Related to the difference between contractual and effective interest rates